# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheeler Real Estate Investment Trust, Inc., CIK 0001527541
CUSIP: 963025887
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Riversedge North 2529 Virginia, Beach Blvd. Suite 200, Virginia Beach, Virginia (VA), 23452
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036220
Filed by CIK 0002012020

## Reporting persons
- AY2 Capital LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 142,594; sole dispositive power 0; shared dispositive power 142,594; aggregate amount beneficially owned 142,594 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 142,594 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 142,594 share figure is equal to 9.8% multiplied by 1,455,043 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,455,043 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,312,449 shares of Common Stock outstanding as of December 6, 2024 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on December 6, 2024), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Reporting Persons into 142,594 shares of Common Stock.
- Harrison Wreschner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 142,594; sole dispositive power 0; shared dispositive power 142,594; aggregate amount beneficially owned 142,594 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 142,594 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 142,594 share figure is equal to 9.8% multiplied by 1,455,043 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,455,043 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,312,449 shares of Common Stock outstanding as of December 6, 2024 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on December 6, 2024), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Reporting Persons into 142,594 shares of Common Stock.
- Never Summer Holdings, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 142,594; sole dispositive power 0; shared dispositive power 142,594; aggregate amount beneficially owned 142,594 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 142,594 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 142,594 share figure is equal to 9.8% multiplied by 1,455,043 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,455,043 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,312,449 shares of Common Stock outstanding as of December 6, 2024 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on December 6, 2024), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Reporting Persons into 142,594 shares of Common Stock.
- Joseph Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 142,594; sole dispositive power 0; shared dispositive power 142,594; aggregate amount beneficially owned 142,594 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 142,594 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 142,594 share figure is equal to 9.8% multiplied by 1,455,043 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,455,043 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,312,449 shares of Common Stock outstanding as of December 6, 2024 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on December 6, 2024), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Reporting Persons into 142,594 shares of Common Stock.
- RRJA LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 142,594; sole dispositive power 0; shared dispositive power 142,594; aggregate amount beneficially owned 142,594 (9.8% of the class)
  Comment: The percentage in Row 11 of this table is based on the Reporting Person's interpretation of the Ownership Limits as applicable to its security holdings in the Issuer. The percentage represents 142,594 shares of Common Stock, which the Reporting Person believes is the maximum number of shares of Common Stock that it may actually, beneficially or constructively own in the Issuer based on those Ownership Limits, and as such is the share figure reported in Rows 6, 8 and 9 of this table. This 142,594 share figure is equal to 9.8% multiplied by 1,455,043 shares of the Issuer's Common Stock, which product the Reporting Person has then rounded down to the nearest whole share. This 1,455,043 share figure, which the Reporting Persons have calculated pursuant to Rule 13d-3(d)(1)(i), in turn includes (i) 1,312,449 shares of Common Stock outstanding as of December 6, 2024 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on December 6, 2024), and (ii) an assumed hypothetical conversion and/or exercise (as applicable, but subject to the Ownership Limits) of the Warrants, Notes, Series D Preferred Stock and/or Series B Preferred Stock held by the Reporting Persons into 142,594 shares of Common Stock.

## Item 1. Issuer
Name of issuer: Wheeler Real Estate Investment Trust, Inc.
Address of issuer's principal executive offices: 2529 Virginia Beach Boulevard, Suite 200, Virginia Beach, Virginia 23452

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
I) AY2 Capital LLC ("AY2")

II) Harrison Wreschner ("Wreschner")

III) Never Summer Holdings, LLC ("Never Summer")

IV) Joseph Cohen ("Cohen")

V) RRJA LLC ("RRJA")

This Amendment No. 1 (the "Amendment No. 1") relates to the Statement of Beneficial Ownership on Schedule 13G filed jointly by AY2, a Delaware limited liability company, Wreschner, Never Summer, a Wyoming limited liability company, Cohen and RRJA, a Delaware limited liability company, with the Securities and Exchange Commission (the "SEC") on February 14, 2024 by AY2, Wreschner, Never Summer, Cohen and RRJA.
Never Summer and RRJA are the managing members of AY2 and, as such, share investment and voting power over shares of Common Stock issuable upon exercise of the Warrants. Wreschner is the managing member of Never Summer and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants. Cohen is the managing member of RRJA and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants.

This statement relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Issuer issuable to the Reporting Persons upon (a) the potential exercise of Common Stock Purchase Warrants (the "Warrants"); (b) the potential conversion of the Issuer's 7.00% Senior Subordinated Convertible Notes Due 2031 (the "Notes"); (c) the potential conversion of the Issuer's 8.75% Series D Cumulative Convertible Preferred Stock (the "Series D Preferred Stock"); and/or (d) the potential conversion of the Issuer's 9% Series B Preferred Stock (the "Series B Preferred Stock"). The ability of the Reporting Persons to so exercise and convert is, however, subject to the Ownership Limits described in the following paragraph. The beneficial ownership figures and related percentages in this Amendment No. 1 are based on the Reporting Persons' interpretation of the Ownership Limits as applicable to their security holdings in the Issuer.

The Issuer's Charter provides that no person or entity may actually or beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than (a) 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of the Issuer's Common Stock or (b) 9.8% in value of the outstanding shares of all classes and series of the Issuer's capital stock, in each case unless the Issuer's board of directors grants a waiver from such limitation. Each Warrant includes a similar limitation that restricts the number of warrant shares that may be acquired by a holder of that Warrant upon exercise to the extent necessary to ensure that following such exercise the total number of shares of Common Stock then beneficially owned (when aggregated pursuant to the Internal Revenue Code) does not exceed 9.8% of the total number of issued and outstanding shares of Common Stock. We refer to these Charter and Warrant limitations together as the "Ownership Limits". Accordingly, and based on the Reporting Persons' interpretation of the Ownership Limits as applicable to their security holdings in the Issuer, the Reporting Persons believe that their actual, beneficial and constructive ownership of the Issuer is limited to 9.8% of the Issuer's then outstanding shares of Common Stock, or to 142,594 shares of Common Stock using the Issuer's number of shares of Common Stock outstanding as of December 6, 2024 (which figure is based on the Issuer's outstanding share figure for its Common Stock as reported in its current report on Form 8-K filed with the SEC on December 6, 2024). The Reporting Persons describe the calculation of this share figure in the footnotes to the tables in this Amendment No. 1.
Address of principal business office or, if none, residence: 15 E. Putnam Ave. Box #374, Greenwich, CT 06830
Citizenship: AY2 and RRJA are Delaware limited liability companies. Never Summer is a Wyoming limited liability company. Wreschner and Cohen are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, each of the Reporting Persons may be deemed to beneficially own 142,954 shares of Common Stock. The Reporting Persons describe the calculation of this share figure in the footnotes to the tables in this Amendment No. 1.
Percent of class:
As of December 31, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of 9.8% of the total number of shares of Common Stock then outstanding. This percentage is based on the Reporting Persons' interpretation of the Ownership Limits as applicable to their prior and current security holdings in the Issuer.

For a further description of these Ownership Limits, see Item 2(a) above.
Sole power to vote or to direct the vote: AY2, Never Summer, Wreschner, Cohen and RRJA: 0
Shared power to vote or to direct the vote: AY2, Never Summer, Wreschner, Cohen and RRJA: 142,594
Sole power to dispose or to direct the disposition: AY2, Never Summer, Wreschner, Cohen and RRJA: 0
Shared power to dispose or to direct the disposition: AY2, Never Summer, Wreschner, Cohen and RRJA: 142,594

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Never Summer and RRJA are the managing members of AY2 and, as such, share investment and voting power over shares of Common Stock issuable upon exercise of the Warrants. Wreschner is the managing member of Never Summer and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants. Cohen is the managing member of RRJA and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AY2 Capital LLC: /s/ Harrison Wreschner, Harrison Wreschner / Managing Member (02/14/2025)
- Harrison Wreschner: /s/ Harrison Wreschner, Harrison Wreschner (02/14/2025)
- Never Summer Holdings, LLC: /s/ Harrison Wreschner, Harrison Wreschner / Managing Member (02/14/2025)
- Joseph Cohen: /s/ Joseph Cohen, Joseph Cohen (02/14/2025)
- RRJA LLC: /s/ Joseph Cohen, Joseph Cohen / Managing Member (02/14/2025)
Comment: Exhibit 99.1 Joint Filing Agreement dated as of February 14, 2025